As Filed with the Securities and Exchange Commission on December 17, 2002.              Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by Global Depositary Receipts

___________________

ASHANTI GOLDFIELDS COMPANY LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

Republic of Ghana

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2129

It is proposed that this filing become effective under Rule 466 immediately upon filing

on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Global Depositary Securities evidenced by Global Depositary Receipts, each Global Depositary Security evidencing one Ordinary share of Ashanti Goldfields Company Limited.	100,000,000 Global Depositary Securities	$.05	$5,000,000	$460.00

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of Global Depositary Receipts evidencing Global Depositary Securities.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement Nos. 33-87912 and 333-01414 previously filed by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of Global Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of Global Depositary Receipts and identity of deposited securities	Face of Global Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of Global Depositary Securities	Face of Global Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) and (18)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of Global Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that Ashanti Goldfields Company Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission and that such reports can be inspected by holders of Global Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Amended and Restated Deposit Agreement dated as of March 14, 1994, as amended and restated as of February 21, 1996, and as further amended and restated as of [Date], 2002, among Ashanti Goldfields Company Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of Global Depositary Receipts ("GDRs") issued thereunder.

* (2) Letter dated March 14, 1994, from the Depositary to the Issuer, relating to the Pre-release of Global Depositary Receipts.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

______________________________________________________________________

*

Incorporated by reference to Form F-6 Registration No 33-87912 filed by the Registrant with the Commission on December 23, 1994.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Amended and Restated Deposit Agreement dated as of March 14, 1994, as amended and restated as of February 21, 1996, and as further amended and restated as of [Date], 2002, among Ashanti Goldfields Company Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an Global Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 16, 2002.

By: THE BANK OF NEW YORK,

as Depositary

By:

\s\ Joanne F. DiGiovanni

Name: Joanne F. DiGiovanni

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Ashanti Goldfields Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Republic of Ghana on December 16, 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

  By:

\s\ Sam Esson Jonah

Name: Sam Esson Jonah

Title:  Chief Executive Officer

Each of the undersigned hereby constitutes and appoints Sam Esson Jonah and Srinivasan Venkatakrishnan his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 16, 2002.

Name

Title

Chief Executive Officer and

\s\ Sam Esson Jonah

Director

Sam Esson Jonah

(Principal Executive Officer)

\s\ Srinivasan Venkatakrishnan

Finance Director and Director

Srinivasan Venkatakrishnan

(Principal Financial and Accounting Officer)

\s\ Michael Ernest Beckett

Chairman of the Board

Michael Ernest Beckett

\s\ Merene Botsio-Phillips

Director

Merene Botsio-Phillips

\s\ Eleanor Darkwa Ofori Atta

Director

Eleanor Darkwa Ofori Atta

\s\ Trevor Stanley Schultz

Director

Trevor Stanley Schultz

\s\ Theophilus Ernest Anin

Director

Theophilus Ernest Anin

\s\ The Rt. Hon. The Baroness Chalker of Wallasey PC

Director

The Rt. Hon. The Baroness Chalker of Wallasey PC

\s\ Dr. Chester Arthur Crocker

Director

Dr. Chester Arthur Crocker

\s\ Thomas Richard Gibian

Director

Thomas Richard Gibian

\s\ Gordon Edward Haslam

Director

Gordon Edward Haslam

\s\ Dr. Michael Peter Martineau

Director

Dr. Michael Peter Martineau

\s\ Nicholas Jeremy Morrell

Director

Nicholas Jeremy Morrell

\s\ Donald J. Puglisi

Authorized Representative in the United States

Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number
(1)

Form of Amended and Restated Deposit Agreement dated as of March 14, 1994, as amended and restated as of February 21, 1996, and as further amended and restated as of [Date], 2002, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of GDRs issued thereunder.

(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

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